Exhibit 12.1

HIGHWOODS PROPERTIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

Six Months Ended June 30, 2011
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$23,429
Fixed charges	48,488
Capitalized interest	(344)
Distributions of earnings from unconsolidated affiliates	2,162
Total earnings	$73,735

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$45,371
Amortization of deferred financing costs	1,642
Interest expense on financing obligations	437
Capitalized interest	344
Interest component of rental expense	694
Total fixed charges	48,488
Dividends on Preferred Stock	3,299
Total fixed charges and Dividends on Preferred Stock	$51,787

Ratio of earnings to fixed charges	1.52
Ratio of earnings to combined fixed charges and Dividends on Preferred Stock	1.42